

Mail Stop 3561

January 17, 2008

Via U.S. Mail

Richard A. Parlontieri
President and Chief Executive Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

> **Re:** **Speedemissions, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 19, 2007**
> **File No. 333-146733**

Dear Mr. Parlontieri:

We have reviewed your responses to the comments in our letter dated November 9, 2007 and have the following additional comments. Please note that all page references below correspond to the blacklined version of your filing provided by counsel.

Risk Factors, page 3

1. Please include a risk factor discussing the fact that the selling shareholders are offering a number of common shares equal to approximately 8 times your currently outstanding equity.

2. We note your new disclosure in response to our prior comment number 7. Please revise the risk factor to discuss the dilution to current shareholders that may result from the financing activities discussed.

Selling Security Holders, page 9

3. We note your response to prior comment 16 and reissue in part. Expand the analysis to address the following points as the previous response was conclusory:

    - how long the selling shareholders have held the securities,
    - the circumstances under which the selling shareholders received the securities,

- the selling shareholders' relationship to the issuer,
- the amount of securities involved, and
- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Directors, Executive Officers, Promoters, and Control Persons, page 13

4.   We note your response to prior comment 20 and your statement that none of your directors or executives "currently" sit on the board of directors of any other company. Disclose the directorships that your directors or executives have held in the past at other public or private companies.

Management's Discussion and Analysis, page 28

5.   Confirm that the three new stores have received the necessary government approvals referenced in the original filing.

Employment Agreements and Compensation of Officers, page 40

6.   We note your response to prior comment 30 and reissue in part. We further note that Mr. Parlontieri's 2006 bonus plan was structured on increases in company revenue and EBITDA and that the compensation committee determines the threshold levels. Please include qualitative and quantitative disclosure regarding the determination of threshold levels or targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded, please give us a detailed explanation for such conclusion.

Market for Common Equity and Related Shareholder Matters, page 37

7.   Please clarify whether the second 2 charts on page 37 give effect to the reverse stock split or not. It appears that they do, but your new disclosure suggests otherwise.

Audited Financial Statements for the Year Ended December 31, 2006

Statements of Operations, page F-3

8.   We note from your response to our prior comment 32 that you believe the classification of the disposal of non-strategic assets outside the loss from operations line does not materially distort your operating results for either year presented. However, the classification of the disposal of non-strategic assets as non-operating income is material to your operating income for the nine months

ended September 30, 2007. In light of the fact that we believe that the classification of your statement of operations line items should be consistent for all periods presented, please revise to reclassify the (gain)/loss from disposal of non-strategic assets as a component of operating income/loss for all audited and unaudited periods in which statements of operations are presented. See paragraph 45 of SFAS No. 144.

9.   We note from your response to our prior comment 33 that you believe the disclosures in the footnotes to the financial statements adequately describe the situation surrounding the settlement agreement in which warrants were issued and recorded as settlement expense in the statement of operations. However, we do not believe that your current disclosure in the notes to the financial statements adequately discloses that the settlement agreement resulted in the recognition of settlement expense due to the issuance of the warrants, or how the settlement expense was calculated or determined. Please revise your notes to the financial statements to discuss the recognition of the settlement expense in the context of the settlement agreement and disclose how the settlement expense was determined or calculated. Your revised disclosure should identify each issuance or modification of warrants that are included in the calculation of the settlement expense and the specific assumptions used in the Black-Scholes model to determine the fair value of those warrants.

Statements of Shareholders' Equity (Deficiency), page F-4

10.   We note from your response to our prior comments 34 and 35 that you issued warrants to GCA as consideration for the issuance of a promissory note. In light of the discrepancy between the two responses, please clarify for us if you issued 20,000 warrants or 200,000 warrants to GCA as consideration for the issuance of the promissory note. Also, please revise the notes to the financial statements to disclose the method and assumptions used to determine the fair value of the warrants, and how the transaction was recorded. Additionally, please tell us if the 20,000 warrants issued on April 16, 2006 to two consultants for services provided, are the same warrants disclosed in Note 7 on the top of page F-18 as 200,000 warrants issued on April 17, 2006. Please revise your disclosure to include the assumptions and method used to value the warrants and to disclose the amount of expense recognized. Finally, please disclose the vesting provisions of the warrants and explain why the compensation expense was recorded over two quarters in the year ended December 31, 2006.

Notes to the Financial Statements

– General

11.   We note from your response to our prior comment 36 that you believe your
        relationship with GCA Strategic Investment Fund Limited and its affiliate and
        Barron is adequately disclosed in the notes to the financial statements. However,
        we believe that your disclosure in the notes to the financial statements does not
        clearly disclose the potential control relationship these two entities may have
        based on their ownership of your outstanding common shares. As previously
        requested, please revise the footnotes to the financial statements to disclose the
        existence of this potential control relationship of GCA Strategic Investment Fund
        Limited with respect to your outstanding common shares. Additionally, please
        revise the notes to disclose the potential ownership by Baron upon conversion of
        Series B Convertible Preferred Stock. Refer to the requirements of paragraph 2 of
        SFAS 57.

Note 1. Organization and Summary of Significant Accounting Policies

– Impairment of Long Lived Assets
- Goodwill, page F-8

12.   We note from your response to our prior comment 37 that fair value was
        determined using the present value of future cash flows for each reporting unit.
        However, we do not believe that your response completely addresses our prior
        comment. In light of your continued operating net losses, please tell us the
        detailed assumptions used in your impairment analysis of goodwill that resulted in
        the fair value of each reporting unit being greater than the carrying value.

Note 7. Equity Transactions

13.   We note from your response to our prior comment 38 that the common stock
        issued was based on the closing price of the shares on the day prior to the
        exchange or acquisition and the warrants issued were valued using the Black-
        Scholes Model. We also note that you propose to expand the disclosures in your
        next Form 10-KSB. However, we believe that the notes to the financial
        statements included in the Form SB-2 should clearly disclose how you valued the
        shares or warrants issued in each non-cash stock transaction. As previously
        requested, please revise the notes to your financial statements to explain how you
        valued the shares issued and/or the related consideration received in each of the
        non-cash stock transactions during 2005 and 2006. Include in your revised
        disclosure the assumptions used in the Black-Scholes model for valuing the
        warrants issued.

– Preferred Stock

14.   We note from your response to our prior comment 39 that you allocated $106,472
        of the proceeds to the warrants and $6,313,528 to the convertible preferred stock.
        However, we do not believe that your response adequately responds to our prior
        comment. As previously requested, please tell us how you analyzed the
        convertible preferred stock for the existence of a beneficial conversion feature.
        See EITF 98-5 and 00-27. Also, please revise Note 7 to disclose the amount of
        proceeds allocated to the warrants and preferred stock.

 – Stock Incentive Plans

15.   We note from your response to our prior comment 42 that you agree that the
        effect of the adoption of SFAS No. 123R on earnings per share should have been
        disclosed and you will do so on a prospective basis. However, we believe that
        this change, as well as the effects of the adoption of SFAS No. 123R on cash flow
        from operations and cash flow from financing activities, should be disclosed in
        the notes to the financial statements in your Form SB-2. Please revise
        accordingly.

16.   We note from your response to our prior comment 43 that you have revised Note
        7 to include some of the requested disclosures and propose to include the
        remaining disclosures in your next Form 10-KSB filing. However, we believe
        that your current disclosures in the Form SB-2 should include all disclosures
        required by SFAS No. 123R. As previously requested, please revise your notes to
        the financial statements to include all disclosures set forth in paragraph A240 of
        SFAS No. 123R. These disclosures would include:
        o   Weighted average grant date fair value of options granted in 2005
        o   Total fair value of shares vested during 2005 and 2006
        o   As of December 31, 2006, the weighted average period over which the total
            compensation cost related to nonvested awards not yet recognized is expected
            to be recognized.

 – Warrants

17.   We note from your response to our prior comment 44 that you believe the
        information included in your Note 7 provides enough detail to allow investors to
        understand the nature and impact of the warrant transactions for the periods
        disclosed. However, due to the significant amount of transactions in which
        warrants were issued we believe that the reader of you Form SB-2 would benefit
        from a table that clearly provides the details of your warrant activity. As
        previously requested, please revise to include a table of all warrant activity during

the years ended December 31, 2005 and 2006 and which includes the beginning and ending balances of warrants outstanding for each of those periods.

18.   We note from your response to our prior comment 45 that you will expand your disclosure regarding the value of the issuance of the 200,000 warrants on April 17, 2006 in future filings. However, we believe that this disclosure should be included in Note 7 in your Form SB-2. As previously requested, please revise your note to disclose how you valued and accounted for the 200,000 warrants issued on April 17, 2006 for services rendered. Your revised disclosure should include the assumptions used in the Black-Scholes model valuation. Also, please tell us whether your response to our prior comment 35 that you expensed $45,114 and $15,038 related to the issuance of 20,000 warrants on April 16, 2006, relates to this issuance of 200,000 warrants on April 17, 2006. If so, please clarify for us, and in your disclosures, the total amount of compensation expense recognized for this issuance of warrants. If not, please clarify for us the difference between the two warrant issuances.

Note 9. Related Party Agreements
- Settlement Agreement, page F-20

19.   We note from your response to our prior comment 46 that the newly issued preferred stock did not have any beneficial conversion features as there were no warrants attached or embedded in the preferred stock. However, even if there are no warrants associated with the preferred stock, the fact that the preferred stock is convertible, requires the conversion feature of the preferred stock to be analyzed under EITF 98-5 and EITF 00-27 for the existence of a beneficial conversion feature. Please provide us your analysis of the existence of a beneficial conversion feature at the time of issuance of the convertible preferred shares. Also, in light of your response that you considered the fair value of the new warrants to be the cost of the settlement, please explain to us why you believe it was appropriate not to record an expense for the modification of the exercise price of the existing warrants.

Note 10. Business Acquisition, page F-21

20.   We note from your response to our prior comment 48 that you have included the audited financial statements of Mr. Sticker for the years ended March 31, 2005 and 2004 and the unaudited financial statements for the six months ended June 30, 2005. Please revise the audit opinion on page F-35 to include the name of the independent accounting firm and the city and state where issued. See Rule 2-02 of Regulation SX. Also, please revise the unaudited interim statements to reflect the three month period ended June 30, 2005 and to include the statement of cash flows and any applicable notes to the financial statements.

Note 11. Risks and Uncertainties, page F-23
– Arrangements with Shareholders

21.   We note from your response to our prior comment 50 that you maintain that the redemption of Series A is remote, thus meeting the not probable condition in EITF D-98 and the current classification as permanent equity is appropriate. However, as indicated in paragraph 4 of EITF D-98, the possibility that any triggering event that is not solely within the control of the issuer could occur, without regard to probability, would require the security to be classified outside of permanent equity. In light of your response to our comment, we continue to believe that the redemption requirements for the Series A Preferred Stock are outside the control of the Company, and we believe the Series A Preferred Stock should be presented outside of permanent equity on the face of the balance sheet in accordance with the guidance in EITF Topic D-98. Please revise your financial statements accordingly.

Interim Financial Statement for the Nine Months Ended September 30, 2007

Note to the Financial Statements

General

22.   We note that your notes to the interim financial statements for the nine months ended September 30, 2007, appear to exclude some of the disclosures that were included in the notes to the interim financial statements for the six months ended June 30, 2007, which were included in your initial Form SB-2. Please revise to include the following disclosures:
   •   the property and equipment note disclosing the Gwinnett County taking of certain property
   •   debt payable note disclosing the details of the debt repayment during the nine months ended September 30, 2007

Note 3. Stockholders' Equity

23.   We note from your response to our prior comment 52 that you have included a subsequent events note that discloses the nature and terms of the transactions which resulted in an increase in common shares outstanding subsequent to June 30, 2007. Please note that the intention of our prior comment was that all share transactions that have occurred since December 31, 2006 should be disclosed in your notes to the interim financial statements. We note that you have disclosed the private placement transaction of 2,127,150 shares in September 24, 2007, however this disclosure appears to have replaced the disclosure of the 71,430

shares issued for the 2005 Just Inc. acquisition which was previously disclosed in your June 30, 2007 interim financial statements. Please revise the notes to the interim financial statements to include all stock transactions that have occurred in the nine months ended September 30, 2007, including the transaction in which 71,430 shares were issued for the 2005 acquisition of Just, Inc.

24.   We note your disclosure that on September 24, 2007 you issued 2,127,150 shares of common stock pursuant to a private placement for a cash purchase price of $.15 per share plus the surrender of warrants to purchase 2,127,150 shares of common stock. Please tell us the original conversion terms of these warrants and explain to us why they were not exercised in accordance with their conversion terms. Also, please tell us if this transaction was with a related party. We may have further comment upon receipt of your response.

Note 7. Subsequent Events

25.   We note your disclosure that on October 12, 2007 Barron Partners LP and Global Capital Funding Group LP surrendered their warrants for the same number of warrants with lower exercise prices. Please explain to us, and disclose in your notes, how you will account for this modification of warrants.

Updated Financial Statements

26.   The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

27.   Provide a currently dated consent from the independent public accountant in the amendment.

Part II

Recent Sales of Unregistered Securities, page II-1

28.   Refer to the first bullet point under this heading. Explain how the purchasers' status as existing stockholders contributes to establishing an exemption under 4(2).

29.   For each issuance where services were the consideration, indicate the value of the services and describe in reasonable detail what services were rendered.

30.   We note your response to prior comment 54 and reissue in part. You provided that on October 12, 2007 Barron Partners LP and Global Capital Funding Group

LP exchanged their warrants for the same number of warrants with lower exercise prices. Please revise the disclosure to provide for this transaction.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Bruce A. Parsons, Esq.
        Burr & Forman, LLP
        Fax: (205) 458-5100